

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2014

Via E-mail
Thomas F. Karam
Chairman and Chief Executive Officer
11931 Wickchester Ln., Suite 300
Houston, TX 77043

> Re: **PennTex Midstream Partners LP**
>   **Registration Statement on Form S-1**
>   **Filed September 30, 2014**
>   **File No. 333-199020**

Dear Mr. Karam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Estimated Cash Available for Distribution through March 31, 2016, page 56

Assumptions and Considerations, page 59

General and Administrative Expense, page 64

1. We note your response to comment 18 of our letter dated September 24, 2014. For each of the four quarters ending March 31, 2016 you estimate general and administrative expenses of $0.9 million, which would equate to an annual expense of $3.6 million versus $3.8 million. Please advise.

2. Please include your disclosure of assumptions related to general and administrative expenses for the three months ended March 31, 2015 under the general and administrative heading rather than under the depreciation and amortization heading. Also, please disclose your assumptions related to taxes, other than income taxes for the three months ended March 31, 2015.

Management's Discussion and Analysis, page 82

Working Capital, page 89

3. We note your answer to comment 21 in our letter dated September 24, 2014. While we note that your revolving credit facility will be available to address increases in your working capital needs, please further clarify why you believed that a portion of the net proceeds retained from this offering and your anticipated cash flows from operations will be sufficient to meet your liquidity needs. In this regard, we continue to note the staggered projected in-service dates for your initial assets, as well as the expected changing nature of your working capital needs throughout the construction and operationalization of your assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Thomas F. Karam
PennTex Midstream Partners LP
October 9, 2014
Page 3

       Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

                           Sincerely,

                           /s/ Dietrich A. King for

                           Mara L. Ransom
                           Assistant Director